                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934




                                  UNIVEC, INC.
                                ----------------
                                (Name of Issuer)

                         Common Stock. $0.001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   91335U 10 8
                                 --------------
                                 (CUSIP Number)

                                Jack Becker, Esq.
                             Snow Becker Krauss P.C.
                 605 Third Avenue, New York, New York 10158-0125
                                 (212) 687-3860
                 -----------------------------------------------
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                December 20, 1997

             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box [ ].



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                                 SCHEDULE 13 D
_______________________________________________________________________________

CUSIP No 91335U 10 8                                          Page 2 of 4 Pages
_______________________________________________________________________________
       |
    1  |    NAME OF REPORTING PERSONS
       |    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
       |
       |         Andrew Jay
_______|______________________________________________________________________
       |
    2  |    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
       |                                                         (b)  [ ]
_______|_______________________________________________________________________
       |
    3  |    SEC USE ONLY
_______|_______________________________________________________________________
       |
    4  |    SOURCE OF FUNDS
       |         PF
_______|_______________________________________________________________________
       |
    5  |    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
       |    PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
_______|_______________________________________________________________________
       |
    6  |    CITIZENSHIP OR PLACE OR ORGANIZATION
       |         USA
_______|_______________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       200,560
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       200,560
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            200,560
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                              [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                6.51%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                IN
______________________________________________________________________________

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                                                                     Page 3 of 4

Item 1. Security and Issuer.

         This Statement relates to shares of common stock, $0.001 par value (the "Common Stock"), of UNIVEC, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 999 Franklin Avenue, Garden City, NY 11530.

Item 2. Identity and Background.

         (a) This Statement is filed on behalf of Andrew Jay (the "Reporting Person").

         (b) The residence address of the Reporting Person is c/o David Jay, 58 Ruby Lane, Plainview, New York 11803.

         (c) The principal occupation of the Reporting Person is sports promotion.

         (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

         On December 20, 1997, the Issuer granted the Reporting Person an option (the "Option") to purchase 100,000 shares of Common Stock (the "Option Shares") at an exercise price of $2.00 per share. The Reporting Person is deemed to be the beneficial owner of the Option Shares under Rule 13d-3 promulgated the Securities Exchange Act of 1934, as amended.

Item 4.  Purpose of Transaction.

         The Reporting Person, upon exercise of the option, will acquire the Option Shares for investment purposes only and not with a view to their resale or distribution. Absent any change in personal circumstances, the Reporting Person intends to maintain his equity position in the Issuer.





Item 5. Interest in Securities of the Issuer.


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                                                                     Page 4 of 4

         (a) The Reporting Person beneficially owns 200,560 shares of Common Stock, representing approximately 6.51% of the outstanding shares of Common Stock of the Issuer.

         (b) The Reporting Person has sole voting and dispositive power with respect to 200,560 shares of Common Stock.

         (c) The Reporting Person has not, in the past sixty days, engaged in any other transactions involving shares of Common Stock of the Issuer.

         (d) and (e) N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        N/A

Item 7. Material to be Filed as Exhibits.

        N/A

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: March 18, 1998                             s/ Andrew Jay
                                                  ----------------------------
                                                     Andrew Jay